Exhibit 12.1

QIAGEN N.V.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Three Months ended March 31,		Years ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Income before taxes and equity earnings	$28,637	$26,252	$104,817	$98,340	$74,930	$69,102	$40,200
Adjustments:
Fixed Charges	6,110	2,778	17,199	9,897	8,803	8,100	7,784
Amortization of capitalized interest	20	19	74	74	74	74	16
Capitalized interest	(60)	(22)	(89)	—	—	(366)	(1,466)

Earnings before taxes and fixed charges, as adjusted	$34,707	$29,027	$122,001	$108,311	$83,807	$76,910	$46,534

	Three Months ended March 31,		Years ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Fixed Charges:
Interest expense	$4,691	$1,458	$11,918	$5,940	$5,101	$4,647	$2,565
Capitalized interest	60	22	89	—	—	366	1,466
Portion of rent expense which represents interest factor	1,081	1,081	4,323	3,563	3,563	3,088	3,753
Amortized discounts related to indebtedness	278	217	869	394	139	—	—

Total fixed charges	$6,110	$2,778	$17,199	$9,897	$8,803	$8,101	$7,784
Ratio of earnings to fixed charges	5.68	10.45	7.09	10.94	9.52	9.49	5.98